July 29, 2024

Re:	AC Immune SA Registration Statement on Form F-3 Filed on March 14, 2024 Registration No. 333-277940

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on July 31, 2024 or as soon thereafter as is practicable.

Sincerely,

AC Immune SA

By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Via EDGAR